

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

Drew Hall
President
Bassline Productions, Inc.
3319 Reynard Way
San Diego, CA 92103

> **Re:** **Bassline Productions, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 25, 2011**
> **File No. 333-169790**

Dear Mr. Hall:

We have reviewed your responses to the comments in our letter dated April 8, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

2. Please provide a currently dated consent from the independent public accountant in any future amendments to the Form S-1 registration statement.

Summary of the Offering, page 3

3. We note your disclosure of an aggregate of $600 in offering expenses. We also note your disclosure throughout the prospectus that you have already incurred or expect to incur the following offering expenses: $25,000 in legal fees, $7,250 in accounting and auditing fees, $3,637 in EDGAR fees, and $600 in copying fees, totaling approximately $36,487 of offering expenses. Please revise the aggregate amount of offering expenses to include all expenses incurred or expected to be incurred in connection with the offering. Refer to Item 511 of Regulation S-K. Please revise here and the prospectus throughout (and specifically the Use of Proceeds section on page 13 and the Other Expenses of Issuance and Distribution section on page 1 of Part II) accordingly.

4. We note your disclosure of an aggregate of $49,400 of net proceeds. Net proceeds should be calculated as the gross proceeds of the offering (i.e. $50,000) minus the aggregate amount of offering expenses (i.e. approximately $36,487). To the extent certain offering expenses have already been paid through the grid note with E. Venture

Resources, Inc., use appropriate footnote disclosure to detail those amounts. Please revise here and the prospectus throughout (and specifically the Use of Proceeds section on page 13) accordingly.

5. We note your disclosure in footnote 3 that you have already paid $10,000 in legal fees. Please reconcile such amount with your disclosure in footnote 1 in the Use of Proceeds section on page 14 that you have already paid $25,000 in legal fees.

Capitalization, page 13

6. Please revise your "as adjusted" offering expenses, total stockholder's equity and total capitalization amounts in the capitalization table on page 13. In this regard, we note that the calculated amounts do not appear to accurately reflect offering expenses not included in your long term liabilities. In this regard, we note, for example, that you have incurred additional accounting and auditing fees and EDGAR fees beyond those detailed in footnote 1. Please revise the as adjusted amounts accordingly. Please also revise the first risk factor on page 8 and the Dilution section on page 15 accordingly.

Use of Proceeds, page 13

7. We note your response to prior comment 8 and reissue. Please delete the "Offering Expenses Paid Through Outstanding Grid Note" category and move the associated expenses to the "Offering Expenses" category. To the extent certain offering expenses have already been paid through the grid note with E. Venture Resources, Inc., use appropriate footnote disclosure to detail those amounts. Please revise the footnotes accordingly.

8. We note that the "Legal" item under the "Offering Expenses Paid Through Outstanding Grid Note" category discloses $10,000 of legal fees. Please reconcile such amount with your disclosure in footnote 1 that you have already paid $25,000 in legal fees.

Description of Business, page 23

Business Development Summary, page 23

9. We note your response to prior comment 12 and reissue in part. Please revise the third paragraph discussing Stage I to disclose the amount outstanding under the E. Venture Resources, Inc. grid note as of the date of the prospectus. In this regard, we note that you have borrowed $46,125 of the E. Venture Resources, Inc. grid note to date. Please also revise the third paragraph discussing Stage I to discuss in greater detail how the loaned amounts, in addition to the founders' investment of $4,000, have been used to date. Please also reconcile your disclosure in the third paragraph discussing Stage I with your disclosure in the seventh full paragraph on page 24. Please also revise the Milestone section on page 41 accordingly.

10. We note your disclosure in the sixth paragraph discussing Stage III that you have allocated $430,000 toward equipment rental purchases. It appears that you meant $30,000. Please revise or advise.

Exhibit 10.4

11. This does not appear to be a material contract. Please remove it from your exhibit list or tell us why you believe it is required to be filed.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Legal Branch Chief

cc: Don Stoecklein
    Stoecklein Law Group
    Fax: (619) 704-1325